UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Brinker Capital Destinations Trust
Address of Principal Business Office (no. & Street, City, State, Zip Code):	1055 Westlakes Drive, Suite 250 Berwyn, PA 19312
Telephone Number (including area code):	(610) 407-8348
Name and address of agent for service of process:	The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801 New Castle County
With copies of Notices and Communications to:	Jason B. Moore Brinker Capital, Inc. 1055 Westlakes Drive, Suite 250 Berwyn, PA 19312
Timothy Levin, Esquire Morgan Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:YES [X]NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the undersigned trustees of the registrant have caused this notification of registration to be duly signed on behalf of the registrant in the city of Berwyn and the state Pennsylvania on the 28th day of October, 2016.

Brinker Capital Destinations Trust
(REGISTRANT)

By:
/s/ Jason B. Moore
Jason B. Moore, Trustee

Attest: /s/ Sharon Johnson
Sharon Johnson